Craig E. Eisenacher
Senior Vice President-Chief Financial Officer

August 31, 2006

FILED VIA EDGAR (CORRESP)
Securities and Exchange Commission
Washington, DC 20549-0405

Re:	Bristol West Holdings, Inc. (SEC File Number 001-31984) Form 10-K for the year ended December 31, 2005, filed March 14, 2006

Ladies and Gentlemen:

We received a letter dated June 29, 2006 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the year ended December 31, 2005 (the “Fiscal 2005 Form 10-K”) of Bristol West Holdings, Inc. (“Bristol West”).  This letter contains the responses of Bristol West to the Staff comments in the Comment Letter.  The numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Item 6.  Selected Financial Data

Note About Trade Ratios, page 29

1.	Comment

We refer to your calculation of the expense ratio.  Please tell us why it is appropriate to deduct policy service fee income and other income to determine the expense ratio since these amounts are not expenses and they are not directly attributable to writing and earning premiums.

Response

We believe that it is appropriate to deduct policy service fee income and other income to determine the expense ratio because (1) the policy service fee income and other income we include in our calculation of the expense ratio is directly attributable to how we write and earn premiums and (2) doing so is consistent with (a) the manner in which Bristol West management monitors and analyzes our business; (b) common industry practice; and (c) accounting principles generally accepted in the United States (“GAAP”), based both on the AICPA Audit and Accounting Guide: Property and Liability Insurance Companies and consistent statutory accounting principles (“SAP”).

Securities and Exchange Commission
August 31, 2006

At Bristol West, policy service fee income and other income are directly attributable to writing and earning premiums and, thus, appropriate to deduct from expenses to determine the expense ratio.  Bristol West operates a single line of business, private passenger automobile insurance.  Policy service fee revenues are composed primarily of policy origination fees and installment fees.  In most states, a policyholder cannot buy an insurance policy from us without paying a policy origination fee.  Part of our value proposition to our consumers is to offer manageable payment plans.  In order to make these payment plans available, we charge a fee with each installment payment.  These fees help us defray the costs of issuing new policies, billing and collecting premium installments, among other things.  As such, these fees are directly related to the writing and earning of insurance premiums.  Other income primarily represents commission income we earn for producing insurance policies written by an unrelated policy issuing county mutual insurance company in Texas.  We reinsure such insurance policies through a quota share reinsurance agreement.  The utilization of county mutual insurance companies to issue policies in Texas is a common practice among auto insurers due to a regulatory framework in that state that favors county mutuals.  Thus, other income is directly related to the writing and earning of insurance premiums in Texas.

Further, the methodology Bristol West management used to calculate the expense ratio disclosed in the Fiscal 2005 Form 10-K was the same as the methodology that management used to calculate the expense ratio when we internally evaluated Bristol West’s results of operations for the same periods.  Bristol West management continued to use the same methodology in the first and second quarters of 2006.  The Commission’s Interpretive Release, “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“Release No. 33-8350”) notes that one of the principle objectives of the disclosure in Form 10-K and Form 10-Q under the headings entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) is “to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management.”

Common industry practices also support the conclusion that policy service fee income and other income are directly attributable to writing and earning premiums.  It is common practice in the automobile insurance sector for companies to charge policy fees and fees for other types of policy activity such as installment fees and late payment fees.  Such fees tend to be more prevalent and higher in the non-standard segment of the business than in the standard and preferred segments.  Insurance companies bill and collect these fees with premium payments.  The purpose of such fees is to help defray the costs of issuing and servicing policies.

The methodology we use to calculate the expense ratio is widely used by other companies engaged in the private passenger automobile insurance business and other property and casualty insurance companies.  Some examples of registrants who clearly state they calculate the ratio in the same manner we do include First Acceptance Corporation (see page 29 of their Form 10-K for the fiscal year ended June 30, 2005), Direct General Corporation (see page 47 of their Form 10-K for the fiscal year ended December 31, 2005), Affirmative Insurance Holdings, Inc. (see page 41 of their Form 10-K for the fiscal year ended December 31, 2005), National Interstate Corporation (see page 29 of their Form 10-K for the fiscal year ended December 31, 2005), and Tower Group, Inc. (see page 60 of their Form 10-K for the fiscal year ended December 31, 2005).  While we did not conduct an exhaustive survey of Commission filings by registrants in the insurance industry, in the course of our research we also reviewed several filings in which we believe the registrant disclosed an expense ratio calculated in the same manner as we do although the methodology that the registrant applied is not stated.

Securities and Exchange Commission
August 31, 2006

As we disclosed in our Fiscal 2005 Form 10-K (and in prior Commission filings), in our Commission filings before our Form 10-Q for the quarter ended September 30, 2005, Bristol West historically used a methodology for calculating our trade ratios (loss ratio, expense ratio and combined ratio) that was different both from the current methodology and from what we understood (and still understand) to be the more widely used calculation in the private passenger automobile insurance business and property and casualty insurance business generally.  Previously, Bristol West calculated loss and expense ratios by adding policy service fee revenue and other income to earned premium in the denominator.  We changed our methodology in 2005 because we believed that using the more widely used methodology would make it easier for investors to compare and contrast our performance with other industry participants.  We disclosed the details of our methodology change and the reasons for the change in all applicable Commission filings.

Subsequent to our announcement of the methodology change, in the quarterly earnings review of Bristol West Holdings, Inc. prepared by Credit Suisse First Boston (“CSFB”) dated November 7, 2005, CFSB reported that “These reported margins are now comparable to those reported by other companies as Bristol now calculates the margins in accordance with standard industry practice.  Fees and other income had previously been added on to premiums earned but are now subtracted from underwriting expenses.”

We also believe that it is consistent with GAAP to deduct policy service fee income and other income to determine the expense ratio .  Statement on Auditing Standards No. 69 of the American Institute of Certified Public Accountants (“AICPA”), No. 69, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles in the Independent Auditors Report” (“SAS 69”) establishes a hierarchy of sources of GAAP authority for nongovernmental enterprises.  The SAS 69 hierarchy contains five categories of sources of GAAP authority in which category (a) is the highest and category (e) is the lowest.  Further, SAS 69 provides that, in the absence of another source of established accounting principles, other accounting literature can be an appropriate source of GAAP authority, to the extent not inconsistent with established GAAP principles.

Category (b) of the SAS 69 hierarchy includes AICPA Industry Audit and Accounting Guides, such as the AICPA Audit and Accounting Guide: Property and Liability Insurance Companies (Updated as of May 1, 2005) (the “2005 AICPA Insurance Guide”).  Based on Paragraph 2.07 of the 2005 AICPA Insurance Guide, it is appropriate to deduct policy service fee income and other income to determine the expense ratio.  Paragraph 2.07 of the 2005 AICPA Insurance Guide reads as follows:

Securities and Exchange Commission
August 31, 2006

“2.07     The profitability of an insurance company on a statutory basis is generally gauged by combined ratio(s) and its operating ratio. The statutory-basis combined ratio is the sum of its loss ratio (total incurred losses and loss adjustment expenses expressed as a percent of earned premiums), its expense ratio (total underwriting expenses incurred less other income to written premiums), and its dividend ratio (policyholder dividends expressed as a percent of earned premiums). The GAAP combined ratio is the same as above except that the expense ratio component divides total underwriting expenses incurred by earned, rather than by written, premiums. The operating ratio is the combined ratio less the ratio of investment income, to (divided by) earned premiums.”

We have interpreted Paragraph 2.07 of the 2005 AICPA Insurance Guide to state that the only difference between SAP and GAAP regarding calculation of the expense ratio is in the denominator, where SAP utilizes written premiums while GAAP utilizes earned premiums.  Accordingly, under GAAP, the numerator in the expense ratio is total underwriting expenses incurred less other income.

Further, for purposes of SAS 69, other accounting literature that can be an appropriate source of GAAP authority includes pronouncements of other professional associations or regulatory agencies, which include SAP pronouncements by the National Association of Insurance Commissioners (the “NAIC”) to the extent that such pronouncements are not inconsistent with specified GAAP principles.  SAP pronouncements by the NAIC establish a hierarchy of sources of SAP authority.  The NAIC hierarchy contains five categories of sources of SAP authority in which Level 1 is the highest and Level 5 is the lowest.  Level 3 includes NAIC Annual Statement instructions, such as the instructions for the Five-Year Historical Data exhibit to the Annual Statement for property and casualty insurance companies for years 2002-2005 prepared by the NAIC (the “NAIC Annual Statement Instructions”).

Based on the NAIC Annual Statement Instructions, it is appropriate to deduct policy service fee income and other income to determine the expense ratio.  The method for calculating the expense ratio is addressed in line 67 of the NAIC Annual Statement Instructions.  The expense ratio consists of other underwriting expenses (where the term “other” refers to expenses other than loss expenses) divided by net premiums written.  The numerator for the calculation consists of other underwriting expenses incurred, plus aggregate write-ins for underwriting deductions, less total other income (which is composed of finance and service charges not included in premiums and aggregate write-ins for miscellaneous income, both of which we include, as well as net gain or loss from agents’ or premium balances charged off, which we do not include).

Securities and Exchange Commission
August 31, 2006

We are not aware of any other authoritative sources for determining the expense ratio in accordance with GAAP. Accordingly, we follow what we believe to be the available GAAP authority, which confirms that policy service fee income and other income should be deducted from underwriting expense when calculating the expense ratio.  In particular, SAP authority that is not inconsistent with GAAP clearly provides that finance and service charges not included in premiums and miscellaneous income should be deducted from underwriting expense when calculating the expense ratio.  In addition, when we calculate the GAAP expense ratio, we use our GAAP earned premiums in the denominator, which do not include the policy fee income included in our SAP earned premiums, and add such policy fee income to the finance and service charges not included in premiums that are included in the numerator of the expense ratio.  We believe that this approach is consistent with Paragraph 2.07 of the 2005 AICPA Insurance Guide and the general approach of the NAIC Annual Statement Instructions which provides for deducting finance and service charges not included in premiums and miscellaneous income from underwriting expense.  Further, implicit in the definitions of the expense ratio defined by the NAIC and the AICPA is the conclusion that such income that is not included in premiums is appropriately deducted from other underwriting expenses when determining a company’s expense ratio.

At the time that we filed the Fiscal 2005 Form 10-K, we believed, and we continue to believe, that our methodology for determining the expense ratio is appropriate.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Estimation of Unpaid Losses and Loss Adjustment Expenses, page 33

2.	Comment

We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements.  We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s process for establishing the estimate 2) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity.  Please keep this objective in mind in providing us your responses to comments listed below.  Please also consider providing any additional information, in disclosure type format, to achieve this objective.

a.

Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented.  Because IBNR reserve estimates are more imprecise, please provide the amount of gross IBNR separately from case reserves.

Securities and Exchange Commission
August 31, 2006

b.

Please provide an enhanced description of the 15 different actuarial methodologies you use to develop your best estimate that addresses what distinguishes the methodologies from each other and the factors that result in certain methodologies being more credible than others.  Please also describe the nature and frequency of your procedures for determining management’s best estimate of loss reserves on both an annual and interim reporting basis.

c.	Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

	1.	For each of your key assumptions quantify and explain what caused them to change historically over the periods presented.

2.

Discuss whether and to what extent management has adjusted each of the key assumptions used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors discussed in 1. above.  This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

d.

We note that you provide a sensitivity analysis around your aggregated gross unpaid loss and loss adjustment expenses.  We believe a beneficial analysis shows the potential variability in loss reserves resulting from changes in key assumptions that affect management’s estimates of loss reserves.  In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the affect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity.  Explain why management believes the scenarios quantified are reasonably likely.

Securities and Exchange Commission
August 31, 2006

Response to Comment 2

a.

Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented.  Because IBNR reserve estimates are more imprecise, please provide the amount of gross IBNR separately from case reserves.

Response

Amount of Loss and LAE Reserves. We included in our Fiscal 2005 Form 10-K disclosure regarding the critical accounting policy for loss and loss adjustment expense (“LAE”) reserves under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies - Estimation of Unpaid Losses and Loss Adjustment Expenses” (the “MD&A Loss Reserves Disclosure”) and “Item 1. Business - Loss and Loss Adjustment Expense Reserves” (the “Business Section Loss Reserves Disclosure”).  The Business Section Loss Reserves Disclosure in our Fiscal 2005 Form 10-K (pages 5-7) is included as Exhibit A hereto.  The MD&A Loss Reserves Disclosure in our Fiscal 2005 Form 10-K (pages 33-34) is included as Exhibit B hereto.

We disclosed in tabular format on page 7 of the Business Section Loss Reserves Disclosure in our Fiscal 2005 Form 10-K (see Exhibit A, page A-6) the amount of our loss and LAE reserves for each year presented in our balance sheet (2005 and 2004) as well as for the prior nine years (1995-2003).  This table reconciles net liability to gross liability for losses and LAE for each such year.  We provide further details in the Business Section Loss Reserves Disclosure regarding our estimation of loss and LAE reserves generally and specific net loss and LAE reserves for the years 1995 through 2005.

In Release No. 33-8350, the Commission encouraged issuers to consider enhanced discussion and analysis of critical accounting estimates and assumptions that, among other things, “supplements, but does not duplicate, the description of accounting policies in the notes to financial statements” while at the same time avoiding disclosure that is unnecessarily lengthy, difficult to understand and confusing.

We plan to include in future filings with the Commission, after we complete the process of responding to the Staff’s comments in the Comment Letter and any subsequent related correspondence and for so long as it continues to be appropriate to do so, enhanced critical accounting policies disclosure regarding loss and LAE reserves that includes the amount of our loss and LAE reserves for each year presented and a cross reference to more detailed analysis under the heading “Item 1. Business - Loss and Loss Adjustment Expense Reserves.”  We will pay particular attention to the applicable disclosure requirements, including Release No. 33-8350, and the Staff’s comments when we prepare any critical accounting policies disclosure to be included in future filings with the Commission.

Securities and Exchange Commission
August 31, 2006

IBNR Reserves. The following table summarizes the gross loss (including case loss and IBNR reserves) and LAE reserves as of December 31, 2005 and December 31, 2004:

	Dec. 31, 2005	Dec. 31, 2004

	(dollars in thousands )
Gross Loss and LAE Reserves:
Gross Loss Reserves:
Case	$138,968	$140,004
IBNR (1)	44,966	49,341

Total Gross Loss Reserves	183,934	189,345
Gross LAE Reserves	37,511	32,981

Total Gross Loss and LAE Reserves	$221,445	$222,326

(1)	IBNR loss reserves principally include:
	•	A provision for claims that have occurred but have not yet been reported to us
	•	A provision for claims that have been reported to us but for which case loss reserves have not yet been established
	•	A provision for supplemental loss development on known case loss reserves
	•	A provision for claims that have been paid and closed but may require future payment
	•	A provision for salvage and subrogation recoveries

We plan to include in future filings with the Commission that address critical accounting policies regarding loss and LAE reserves separate disclosure of IBNR reserves and case loss reserves for each year presented in a manner substantially similar to the disclosure set forth above.

Response to Comment 2 (continued)

b.

Please provide an enhanced description of the 15 different actuarial methodologies you use to develop your best estimate that addresses what distinguishes the methodologies from each other and the factors that result in certain methodologies being more credible than others.  Please also describe the nature and frequency of your procedures for determining management’s best estimate of loss reserves on both an annual and interim reporting basis.

Response

The Business Section Loss Reserves Disclosure (see Exhibit A) and the MD&A Loss Reserves Disclosure (see Exhibit B) include descriptions of our actuarial methodologies.  We plan to include in future filings with the Commission, after we complete the process of responding to the Staff’s comments in the Comment Letter and any subsequent related correspondence and for so long as it continues to be appropriate to do so, enhanced critical accounting policies disclosure regarding loss and LAE reserves that includes details of our actuarial methodologies substantially similar to the disclosure set forth below.  We will pay particular attention to the applicable disclosure requirements, including Release No. 33-8350, and the Staff’s comments when we prepare any critical accounting policies disclosure to be included in future filings with the Commission.

Securities and Exchange Commission
August 31, 2006

Set forth below is an enhanced description of the actuarial methodologies we use to develop our best estimate of reserves for losses and LAE:

Establishing Loss and LAE Reserve Estimates

Quarterly, for each financial reporting date, we record our best estimate, which is a point estimate, of our overall reserve for both current and prior accident years of the remaining amounts that we expect to pay for all covered losses that occurred through the financial statement date and for all claim settlement expenses.  The overall loss and LAE reserve estimate is the difference between (1) the sum of point estimates of ultimate loss and ultimate LAE, and (2) losses and LAE paid to date.  The point estimates of ultimate loss consist of point estimates for case loss reserves and point estimates for IBNR losses.  IBNR loss estimates include:

•	A provision for claims that have occurred but have not yet been reported to us
•	A provision for claims that have been reported to us but for which case loss reserves have not yet been established
•	A provision for supplemental loss development on known case loss reserves
•	A provision for claims that have been paid and closed but may require future payment
•	A provision for salvage and subrogation recoveries

The point estimates of ultimate LAE consist of point estimates for adjusting and other expenses (“AOE”) and for defense and cost containment expenses (“DCC”).  At December 31, 2005, our gross loss and LAE reserves were allocated approximately as follows: case loss reserves 63%, IBNR 20%, DCC 14%, and AOE 3%.

We use different processes to determine point estimates for case loss reserves and point estimates for IBNR losses and ultimate LAE.  For reported claims where the claims adjuster believes that the settlement amount will be $50,000 or more, we establish a point estimate of case loss reserves for each claim based on the known facts regarding the claim, the parameters of the coverage that our policy provides and the experience and knowledge of claims staff regarding the nature and potential cost of each claim. We adjust these case loss reserve estimates as additional information becomes available to us. For reported claims where the claims adjuster believes that the settlement amount will be less than $50,000, we apply a system generated case loss reserve that varies by state, program and coverage and the length of time elapsed since the accident date.

Securities and Exchange Commission
August 31, 2006

Using the actuarial methodologies described in the following paragraphs, we estimate additional amounts that may be required to meet the ultimate cost of these known claims.  We reduce all case loss reserves as we make payments for reported claims.  For coverage where partial payments are frequent, particularly personal injury protection (or PIP), we apply the partial payment to reduce the system generated case loss reserve and at the same time the adjuster may further manually reset the reserve.  Our actuarial staff estimates IBNR losses and ultimate LAE quarterly using detailed statistical analyses and professional judgment after careful consideration of internal and external variables that may impact the resulting reserves.  Because these underlying processes require the use of estimates and informed judgment, establishing loss and LAE reserves is an inherently uncertain and complex process.

We employ various statistical processes to estimate IBNR losses and ultimate LAE.  Our actuarial staff performs quarterly analyses on over 150 homogenous data subsets that they expect to produce the most accurate estimates.  We analyze the data separately (1) for each of the 21 states in which we write business, (2) for each type of coverage group written (for example, we analyze collision claims separately from bodily injury claims), (3) by the program in which the business is written (in some states, we have multiple programs where we use different structures to develop a premium rate, different policy limits and other policy attributes and that include, at times, different case loss reserves) and (4) by accident quarter.  We perform these analyses for subsets of data rather than at an aggregated company level because it is important that there be homogeneity in the type of claims for which we are developing a best estimate of the liability.  For example, the ratio of the number of claims closed with payment to the projected number of ultimate claims, when considered for a subset of homogenous data, does provide insight into the consistency of the rate of claim settlement over time for that data subset.  Our actuarial staff estimates IBNR losses and LAE quarterly using up to 40 accident quarters depending on the applicable state, program and coverage group.  These actuarial analyses generally estimate IBNR losses and LAE for each data subset gross of ceded reinsurance.  We then apply the ceded reinsurance terms to the overall gross loss and LAE estimates to determine the ceded amounts that we apply to establish loss and LAE reserve estimates net of reinsurance.

To determine quarterly point estimates of IBNR losses and DCC, our actuarial staff selects one or more generally accepted actuarial loss and LAE reserving estimation methodologies that generally fall into the following categories:

•	Paid Development Methodologies
•	Incurred Development Methodologies
•	Bornhuetter - Ferguson Paid Methodologies
•	Bornhuetter - Ferguson Incurred Methodologies
•	Frequency and Severity Methodologies

Securities and Exchange Commission
August 31, 2006

Paid development methods use historical loss or DCC payments over discrete periods of time to estimate future losses or DCC.  Paid development methods assume that the pattern of paid losses or DCC occurring in past periods will recur for losses occurring in subsequent periods.  For example, if historical paid loss patterns demonstrate that 50% of the ultimate value of loss or DCC liability with respect to losses occurring in a particular period will have been paid at the end of 24 months, it is appropriate to estimate that the ultimate value of loss or DCC liability with respect to losses that occurred exactly 24 months ago is twice the amount that has been paid through the present.  Inherently, these methods assume that the factors affecting the payment pattern and the relationship of the ultimate value of loss or DCC liability to the amount paid for any given period after the loss occurs will remain constant over time.  Selection of the paid development pattern requires analysis of several factors including, but not limited to, the impact of inflation on claims costs, the rate at which claims professionals make claim payments and close claims, the impact of judicial decisions, the impact of underwriting changes, and the impact of large claim payments.  Claim cost inflation itself requires evaluation of changes in the cost of repairing or replacing property, changes in the cost of medical care, changes in the cost of wage replacement, judicial decisions, legislative changes, and other factors.  Changes in any of these factors can impact the results because paid development methods assume that losses are paid at a consistent rate.  Paid development methods have the disadvantage of overreacting to changes in closed losses and DCC.  For many claims, particularly those with longer-tail exposures such as bodily injury claims, paid loss or DCC data for recent periods may be too immature or erratic for accurate predictions.  Paid development methods are more leveraged (meaning that small changes in payments have a larger impact on estimates of ultimate liability) than incurred development methods.  In addition, paid development methods are often slow to react to situations when new or different factors arise than those that have affected paid losses or LAE in the past.  We typically apply paid development methods to paid pure losses, salvage and subrogation recoveries, and paid DCC.

Incurred development methods, like paid development methods, assume that the ratio of losses or LAE in one period to losses in an earlier period will be consistent over time.  However, instead of using paid losses, incurred development methods use incurred losses (i.e., the sum of cumulative historical loss payments plus outstanding case loss reserves) over discrete periods of time to estimate future losses.  Incurred development methods can be preferable to paid development methods because they explicitly take into account open cases and the evaluations of the cost to settle these cases.  Since these methods use more data than paid development methods, the incurred development patterns may be less variable than paid patterns.  However, incurred development methods necessarily assume that case loss reserving practices are consistently applied over time.  Therefore, when there have been significant changes in how case loss reserves are established, using incurred data to project ultimate losses can be less reliable than other methods.  Selection of the incurred development pattern requires analysis of the same factors analyzed for the paid development method.  We typically apply incurred development methods to estimate incurred pure losses and salvage and subrogation recoveries.

Securities and Exchange Commission
August 31, 2006

Bornhuetter-Ferguson paid development methods are a combination of paid development methods and expected loss ratio methods.  Expected loss ratio methods are based on the assumption that ultimate losses vary proportionately with premiums.  Expected loss ratios are typically developed based upon the information used in pricing and are multiplied by the total amount of premiums earned to calculate ultimate losses.  Expected loss ratio methods are useful for estimating ultimate losses or DCC when little or no paid or incurred loss or DCC information is available.  Bornhuetter-Ferguson paid development methods give partial credibility to the actual loss or DCC experience to date.  These methods assume that only future losses or DCC will develop at the expected loss ratio level.  The percent of paid loss or DCC to ultimate loss or DCC implied from the paid development method is used to determine what percentage of ultimate loss or DCC is yet to be paid. The estimate of losses or DCC yet to be paid is added to current paid losses or DCC to estimate the ultimate loss or DCC for each quarter. The use of the pattern from the paid development method requires consideration of all factors considered for the paid development method.  The use of the expected loss ratio method requires analysis of loss ratios from earlier accident quarters or pricing studies and analysis of inflationary trends, frequency trends, rate changes, underwriting changes, and other applicable factors.  These methods will react very slowly if actual ultimate loss ratios are different from expectations due to changes not accounted for by the expected loss ratio calculation.  We typically apply Bornhuetter-Ferguson paid development methods to estimate paid pure losses, salvage and subrogation recoveries, and paid DCC.

Bornhuetter-Ferguson incurred development methods are similar to the Bornhuetter-Ferguson paid development methods except that they use case incurred losses.  The use of case incurred losses instead of paid losses can result in development patterns that are less variable than paid patterns.  However, the inclusion of case loss reserves can lead to distortions if changes in case loss reserving have taken place and the analysis is not adjusted to account for the changes.  These methods require analysis of all the factors that need to be reviewed for the expected loss ratio and incurred development methods.  We typically apply Bornhuetter-Ferguson incurred development methods to estimate incurred pure losses and salvage and subrogation recoveries.

Frequency and severity methods generally rely on the determination of a ratio of the number of claims reported to the number of insured vehicles (frequency) and ultimate dollars of loss per claim (severity) for each future calendar quarter.  These methods may have an advantage if ultimate claim counts can be estimated more quickly and accurately than can ultimate losses.  If severity can be accurately estimated, these methods may respond more quickly to changes in loss experience than other methods.  However, for severity to be predictable, the claims analyzed must be homogeneous claims for which severity trends from one year to the next are reasonably consistent.  We typically apply frequency and severity methods to estimate paid pure losses.

Securities and Exchange Commission
August 31, 2006

We use two additional methods to estimate AOE reserves:

•

The run-off AOE method projects the number of claims adjusters, appraisers and managers necessary to run off the inventory of claims at year end given the volume of claims and the necessary infrastructure. This method utilizes the claim count projections from the loss and DCC reserve estimates and develops an estimate of ultimate AOE consisting of the staffing and other overhead costs necessary to support the projected levels of claim activity.

•

The cost per claim AOE method estimates the cost of handling various types of claims based on assumptions about the relative cost of AOE by coverage group and about the ratio of the costs of opening to the costs of closing a claim.  The ratio is based on the assumption that most of the actual work performed on a claim is completed shortly after we open the claim.  We use this method to allocate by state, program, coverage group and accident quarter both the current calendar quarter paid AOE and the AOE estimate.

Since loss and LAE reserves are estimates of the remaining amounts that we expect to pay for losses that have occurred and for claim settlement expenses, the establishment of such reserves is an inherently uncertain and complex process.  Our goal is to apply actuarial estimation methodologies so that total reserves for losses and LAE reflect our best estimate of our liability for losses and LAE.  A key objective of our actuarial staff in developing best estimates of ultimate loss and ultimate LAE, and resulting reserves, is to identify aberrations and systemic changes occurring within historical experience and accurately adjust for them so that they can project future claim activity more reliably.  Our actuarial staff regularly refines the detailed mathematical models they use to apply actuarial estimation methodologies so that they incorporate into their analyses changes in underlying assumptions.  For purposes of estimating our loss and LAE reserves, we assume that there is consistency or a discernable trend in the following:

•	The historical information used to prepare loss development factors
•	The historical information used to prepare a priori expected loss ratios
•	The rate at which claims are settled
•	The ratio of loss and DCC to earned premium over time
•	The historical information regarding claim frequency (ratio of the number of claims reported to the number of insured vehicles)
•	The historical information regarding loss severity (dollars of loss per claim)

Securities and Exchange Commission
August 31, 2006

These key assumptions are themselves based on underlying assumptions regarding numerous internal and external factors, which often vary for different states, programs and coverage groups, for different accident periods and for different actuarial estimation methodologies. Internal factors include, but are not limited to, changes in product mix, changes in claims-handling practices, underwriting standards and rules, and loss cost trends. External factors include, but are not limited to, claim severity, claim frequency, inflation in costs to repair or replace damaged property, inflation in the cost of medical services, legislative activities, regulatory changes, judicial changes, and litigation trends.

With respect to each of the key assumptions underlying our loss and LAE reserve estimates, our actuarial staff tracks the emergence of loss and LAE data by state, program, coverage group and accident quarter on a daily basis.  They analyze this data using a browser-based reporting tool that compares the actual emergence of losses and LAE relative to the expected emergence over time.  In conducting quarterly loss and LAE reserve reviews, our actuarial staff applies such data that is relevant to determining whether it is appropriate to revise any assumptions that they will use to develop loss and LAE reserve estimates.

Our actuarial staff selects one or more actuarial estimation methodologies to review for each data subset depending on the applicable state, program, coverage group and accident quarter as well as emerging issues relating to each.  Our actuarial staff relies heavily on historical loss experience when determining loss reserve levels on the assumption that past loss experience is a good indicator of future loss experience.  They most frequently utilize incurred development methods and Bornhuetter-Ferguson incurred development methods to estimate losses.  Because historical DCC data is not as well developed, our actuarial staff most frequently uses a Bornhuetter-Ferguson paid development method to estimate DCC reserves.

In most cases, use of multiple methodologies produces a cluster of estimates with modest dispersion in the indicated possible outcomes.  In a few cases, however, use of multiple methodologies produces conflicting results and wider bands of indicated possible outcomes.  However, such bands do not necessarily constitute a range of outcomes, nor does management or our actuaries calculate a range of outcomes.  If there is a significant variation in the results generated by different actuarial methodologies, our actuarial staff further analyzes the data using additional techniques., These processes could include analyzing individual claims to determine which method has the greatest credibility in order to establish the best estimate, making adjustments to the key assumptions underlying the methodologies, or using additional generally accepted actuarial estimation methodologies.

In arriving at each individual point estimate of reserves for IBNR losses and reserves for LAE in each separate data subset, our actuarial staff considers the likely predictive value of the various methodologies employed in light of internal and external variables that may impact the reserves and weigh the credibility of each methodology.  For each data subset in each accident quarter, the point estimate selected by our actuarial staff is not necessarily one of the points produced by any particular methodology utilized, but may be another point that takes into consideration each of the points produced by the several loss methodologies used.  For example, the current accident quarter may not have enough paid claims data to rely upon, leading our actuarial staff to conclude that an incurred development methodology provides a better estimate than a paid development methodology.  In such a case, our actuarial staff may give more weight to an incurred methodology for that particular accident quarter.

Securities and Exchange Commission
August 31, 2006

The final step in the quarterly reserving process for IBNR losses and LAE involves a comprehensive review of the actuarial indications by senior members of our actuarial staff who apply their collective judgment and, together with senior management, determine the appropriate level of reserves to record.  Numerous factors are considered in this determination process, including, but not limited to, the assessed reliability of key loss trends and assumptions that may be significantly influencing the current actuarial indications, changes in internal and external variables that affect the timing of payment or development patterns, the maturity of the accident quarter, pertinent trends observed over the recent past, the level of volatility within a particular data subset, and the improvement or deterioration of actuarial indications in the current period as compared to prior periods.  We do not discount any of our loss or LAE reserves to present value.

There is no substantive difference in the process that we use to determine the best estimate of our loss and LAE reserves for annual financial reports compared to the process we use for interim financial reports.

Response to Comment 2 (continued)

c.	Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses.

Response

The six key assumptions that materially affect our estimate of the reserve for loss and LAE are:

•	That there is consistency or a discernable trend in the historical information used to prepare loss development factors
•	That there is consistency or a discernable trend in the historical information used to prepare a priori loss ratios
•	That there is consistency or a discernable trend in the rate at which claims are settled
•	That there is consistency or a discernable trend in the ratio of loss and DCC to earned premium over time
•	That there is consistency or a discernable trend in the historical information regarding claim frequency (ratio of number of claims reported to the number of insured vehicles)
•	That there is consistency or a discernable trend in the historical information regarding loss severity (dollars of loss per claim)

Securities and Exchange Commission
August 31, 2006

Our key assumptions are themselves based on underlying assumptions regarding numerous internal and external factors, which often vary for different states, programs and coverage groups, for different accident periods and for different actuarial estimation methodologies.  Internal factors include, but are not limited to, changes in product mix, changes in claims-handling practices, underwriting standards and rules, and loss cost trends.  External factors include, but are not limited to, claim severity, claim frequency, historical claims, claims settlement patterns, the rate of inflation, legislative activities, regulatory changes, judicial changes, and litigation trends.

Response to Comment 2 (continued)

In addition please disclose the following:

1.	For each of your key assumptions quantify and explain what caused them to change historically over the periods presented.

Response

As discussed above in response to Comment 2.b., we do not currently make global assumptions about the key factors that could affect our loss and LAE reserves.  Bristol West management also does not currently perform macro analyses either in establishing loss and LAE reserves or in establishing premium levels or structures in any of the states in which we write business.  Release No. 33-8350 notes that one of the principle objectives of the MD&A section is “to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management.”

Our actuaries develop separate point estimates for IBNR losses, AOE expenses and DCC with respect to over 150 data subsets and make separate key assumptions with respect to each point estimate.  We perform our loss and LAE reserve analyses for over 150 subsets of data rather than at an aggregated company level because it is important that there be homogeneity in the type of claims for which we are developing a best estimate of the liability.  Because the mix of business changes constantly by state, program, coverage group and accident quarter and because the aggregate data is not homogeneous, we do not believe it is meaningful for management to review historical changes in loss and LAE reserve metrics at an aggregated company level for purposes of establishing our loss and LAE reserves.  We believe that it is appropriate to evaluate any historical changes in the data with respect to the key assumptions that we employed in calculating loss and LAE reserves during the period from December 31, 2003 to December 31, 2005 solely with respect to each actuarial methodology we used to determine IBNR losses, AOE and DCC in each data subset.  Accordingly, we do not believe it would be meaningful for us to disclose to investors historical changes in loss and LAE reserve metrics at an aggregated company level for purposes of understanding how we establish loss and LAE reserves.

Securities and Exchange Commission
August 31, 2006

We believe that the only meaningful disclosure of historical changes in loss and LAE reserve metrics for purposes of understanding how we establish loss and LAE reserves would be to disclose the details of the historical changes in each loss and LAE reserve metric for each state, program, coverage group and accident quarter with respect to which we evaluate data and for each actuarial methodology we use to determine IBNR losses, AOE expenses and DCC in each such data subset.  However, such a detailed discussion of specific loss and LAE reserve processes would result in very lengthy disclosure that we believe investors would consider difficult to understand and potentially confusing, inconsistent with the requirements of Release No. 33-8350.

Further, our key assumptions are themselves based on underlying assumptions regarding numerous internal and external factors, which often vary for different states, programs and coverage groups, for different accident periods and for different actuarial estimation methodologies.  Some assumptions are explicit assumptions that are required with respect to a particular actuarial methodology, but most of the assumptions are implicit and cannot be precisely quantified. An example of an explicit assumption is the consistency or discernable trend in the loss development factor employed in the paid development method.  If the severity of claims were to increase unexpectedly from one evaluation period to the next, or if the number of late reported claims were to increase unexpectedly, the paid loss development factor would increase and the estimate of ultimate loss using this methodology would increase.  In using this approach, we would typically increase the development factors while trying to understand the underlying reason.  However, we would not explicitly identify or quantify the underlying cause.  As a result, the effect on reserve estimates of a particular change in assumptions often cannot be specifically quantified, and changes in these assumptions often cannot be tracked over time.

Securities and Exchange Commission
August 31, 2006

Response to Comment 2 (continued)

2.

Discuss whether and to what extent management has adjusted each of the key assumptions used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors discussed in 1. above.  This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

Response

As discussed in more detail above in response to Comment 2.b. and Comment 2.b.1., Bristol West management does not currently make global assumptions about the key factors that could affect our loss and LAE reserves or perform macro analyses either in establishing loss and LAE reserves or in establishing premium levels or structures in any of the states in which we write business.

To provide homogeneity in the type of claims for which we are developing a best estimate of the liability, our actuaries develop separate point estimates for IBNR losses, AOE and DCC with respect to over 150 data subsets and make separate key assumptions with respect to each actuarial methodology we used to determine each separate point estimate.  For the reasons discussed in more detail above in response to Comment 2.b.1., we also believe that it is appropriate to evaluate any changes in the key assumptions that we employed in calculating loss and LAE reserves at December 31, 2005 solely with respect to each actuarial methodology we used to determine IBNR losses, AOE and DCC in each data subset.  Accordingly, we do not believe it would be meaningful for us to disclose to investors changes in the key assumptions that we employed in calculating reserves at an aggregated company level for purposes of understanding how we establish loss and LAE reserves.

We believe that the only meaningful disclosure of loss and LAE reserve metrics for purposes of understanding how we establish loss and LAE reserves would be to disclose the details of how we perform our loss and LAE reserve analyses for each state, program, coverage group and accident quarter with respect to which we evaluate data and for each actuarial methodology we use to determine IBNR losses, AOE and DCC in each such data subset.  However, such a detailed discussion of specific loss and LAE reserve processes for each such data subset would result in very lengthy disclosure that we believe investors would consider difficult to understand and potentially confusing, inconsistent with the requirements of Release No. 33-8350.

Securities and Exchange Commission
August 31, 2006

Response to Comment 2 (continued)

d.

We note that you provide a sensitivity analysis around your aggregated gross unpaid loss and loss adjustment expenses.  We believe a beneficial analysis shows the potential variability in loss reserves resulting from changes in key assumptions that affect management’s estimates of loss reserves.  In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the affect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity.  Explain why management believes the scenarios quantified are reasonably likely.

Response

The MD&A Loss Reserves Disclosure included the following sensitivity analysis:

“If our estimate of gross unpaid losses and loss adjustment expenses of $221.4 million at December 31, 2005 decreases or increases in 2006 by one percent, our net income or loss for 2005 would decrease or increase by $1.4 million after tax (assuming an effective tax rate of 35.17%). If the increase were to be wholly or partly caused by gross losses ceded to the MCCA state reinsurance facility, the impact on net income would be reduced because the covered portion of the loss would be ceded to the MCCA.”

The Commission’s interpretive guidance set forth in Release No. 33-8350 addresses the requirements for disclosure in this area:

“Since critical accounting policies are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and that would have a material effect.  Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.”

In Release No. 33-8350, the Commission also encouraged issuers to consider enhanced discussion and analysis of critical accounting estimates and assumptions that, among other things, “supplements, but does not duplicate, the description of accounting policies in the notes to financial statements” while at the same time avoiding disclosure that is unnecessarily lengthy, difficult to understand and confusing.

We plan to include in future filings with the Commission, after we complete the process of responding to the Staff’s comments in the Comment Letter and any subsequent related correspondence and for so long as it continues to be appropriate to do so, enhanced critical accounting policies disclosure regarding loss and LAE reserves that includes enhanced sensitivity analysis substantially similar to the disclosure set forth below.  We will pay particular attention to the applicable disclosure requirements, including Release No. 33-8350, and the Staff’s comments when we prepare any critical accounting policies disclosure to be included in future filings with the Commission.

Securities and Exchange Commission
August 31, 2006

Set forth below is an enhanced sensitivity analysis of our loss and LAE reserves:

Volatility of Loss and LAE Reserve Estimates and Sensitivity Analysis

Quarterly, for each financial reporting date, we record our best estimate, which is a point estimate, of our overall loss and LAE reserve for both current and prior accident years.  Since the underlying processes require the use of estimates and informed judgment, establishing loss and LAE reserves is an inherently uncertain process.  When necessary, and as new experience develops or new information becomes known, our quarterly reserving process will result in changes in our estimates of loss and LAE reserves over time, also referred to as “development,” and such changes may be material.  We recognize favorable development when we decrease our estimate of previously reported losses and LAE, which results in an increase in net income in the period recognized.  We recognize adverse development when we increase our estimate of previously reported losses and LAE, which results in a decrease in net income in the period recognized.  Accordingly, while we record our best estimate, our loss and LAE reserves are subject to variability.  In order to provide an indication of the variability associated with our loss and LAE reserves, we have included below an historical sensitivity analysis of our reserve estimates.

Our actuarial staff relies heavily on historical loss experience when determining loss reserve levels on the assumption that past loss experience is generally a good indicator of future loss experience.  We believe that our historical loss and LAE reserve development illustrates the potential variability of our estimate of loss and LAE reserves.  However, there can be no assurance that actual experience will be consistent with any variation indicated by historical experience.

Securities and Exchange Commission
August 31, 2006

Based on development recorded in our financial statements through the application of actuarial estimation methodologies over the ten and two year periods reflected below, we estimate that our loss and LAE reserves at December 31, 2006 gross of all reinsurance and net of premium ceded to MCCA could vary from the loss and LAE reserves at December 31, 2005 gross of all reinsurance except loss and LAE ceded to MCCA as follows:

Period of Historical Loss Experience	Loss and LAE Reserves at 12.31.2005 (1)	Estimated Variability of Loss and LAE reserves		Potential Impact on Net Income (2)

		Adverse Development	Favorable Development	Decrease	Increase

	(dollars in millions)			(dollars in millions)
12.31.1995 - 12.31.2005 (3)	$209.1	(52.1)%	6.0%	($69.7)	$8.0
12.31.2003 - 12.31.2005 (4)	$209.1	(4.4)%	0.2%	($ 5.9)	$0.3

(1)

We purchased voluntary reinsurance with respect to all of the periods reflected in this column.  All of the material reinsurance agreements to which we have been a party have been terminated and settled, and the reinsurers have been released from all future liabilities under the agreements.  We have not purchased any voluntary reinsurance for 2006.  However, we continue to cede premium to the Michigan Catastrophic Claims Association (“MCCA”), a mandatory facility that provides excess of loss coverage for personal injury protection in Michigan.  Accordingly, we have presented the information gross of all reinsurance except loss and LAE ceded to MCCA.

(2)	Assuming a marginal tax rate of 36% for 2006.

(3)

[We would include here a cross reference to detailed loss development analysis included elsewhere in the applicable periodic report - see Exhibit A, pages A-3 and A-6 of this letter.] We believe that the historical loss experience for this period may not provide the most appropriate illustration of future loss experience because of disproportionately high adverse development in certain years, particularly 2000 and 2001.  The adverse development in our reserves for losses and LAE for 1999 (18%), 2000 (52%), 2001 (38%) and 2002 (21%) is due to a number of factors.  We reorganized our claims department in 2000 that resulted in an unanticipated increase in the average cost per closed claim and the number of claims primarily in California and Florida in 2000, 2001 and 2002.  In addition, rate reductions in California between June 1998 and July 1999 and a poorly structured and priced product in Texas that we began offering in the first quarter of 1999 and discontinued in August 2002 also led to unfavorable development in reserves for unpaid losses and LAE.

(4)

[We would include here a cross reference to detailed loss development analysis included elsewhere in the applicable periodic report - see Exhibit A, pages A-3 and A-6 of this letter.] Because of changes we made in our actuarial department and to our systems and processes starting in 2003, we believe that the historical loss experience for this period may provide a more appropriate illustration of future loss experience.

Securities and Exchange Commission
August 31, 2006

However, the statistical sample is significantly smaller.  In April 2003, with respect to each of the key assumptions underlying our loss and LAE reserve estimates, our actuarial staff started tracking the emergence of loss and LAE data by state, program, coverage and accident quarter on a daily basis.  They analyze this data using a browser-based reporting tool that compares the actual emergence of losses and LAE relative to the expected emergence over time.  We use detailed mathematical models we constantly refine to reduce the variability of our estimates of loss and loss adjustment expense reserves.  In August 2003, we deployed an Oracle-based data warehouse, which improves our actuarial staff’s ability to evaluate loss and LAE emergence relative to our expectations regarding loss and LAE reserves for the prior quarter.  In conducting quarterly reserve reviews, our actuarial staff applies such data that is relevant to determining whether it is appropriate to revise any assumptions that they will use to develop loss and LAE reserve estimates.

It is important to note that the estimated variability reflected above is not meant to be a worst-case scenario. Therefore, it is possible that future variation may be more than amounts reflected above.  Further, the estimated variability reflected above does not constitute a statistical range of actuarially determined probable outcomes, nor does it constitute a range of all possible outcomes.  The historical analysis reflected above is provided without consideration for any correlation with any key assumption underlying loss and LAE reserve estimates or any correlation between the individual data subsets we evaluate to establish such reserves, which we determine based on state, program, coverage group and accident quarter.  The estimated variability reflected above is based solely on our historical experience over the periods discussed, which may not necessarily be indicative of future variability due to a number of internal and external factors that impact key assumptions underlying loss and LAE reserve estimates with respect to each data subset.  There can be no assurance that changes in these factors and assumptions will not have a material impact on our loss and LAE reserves.  The impact of changes in these factors is difficult to quantify and predict.  Accordingly, our actuarial staff must exercise considerable professional judgment in making their actuarial determinations in light of these factors.

*     *     *     *

Securities and Exchange Commission
August 31, 2006

Please call me at 954-316-5192 at your earliest convenience to discuss any further comments or to indicate that the responses set forth in this letter are satisfactory to the Staff.  Additionally, we respectfully request that the Staff expedite its review of this filing.

Sincerely,

/s/ Craig E. Eisenacher

Craig E. Eisenacher
Senior Vice President-Chief Financial Officer
Bristol West Holdings, Inc.

cc:	Jim B. Rosenberg
Dana Hartz
Joseph Roesler

EXHIBIT A

Business Section Loss Reserves Disclosure

Loss and Loss Adjustment Expense Reserves

          Automobile accidents generally result in insurance companies paying settlements resulting from physical damage to one or more automobiles or other property and injuries to one or more persons. Because our insureds typically notify us immediately after an accident has occurred, our ultimate liability on our policies generally becomes fairly apparent in a relatively short period of time. However, months and sometimes years may elapse between the occurrence of an accident, reporting of the accident to us and payment of the claim. We record a liability for estimates of losses and loss adjustment expenses that we will pay on accidents reported to us and we estimate and record a liability for accidents that have occurred but have not been reported to us, which we refer to as incurred but not reported loss and loss adjustment expense reserves.

          Our actuaries estimate loss and loss adjustment expense reserves using statistical analyses after careful consideration of trends in claim severity, claim frequency, inflation, historical claims, settlement patterns, legislative activity and other factors. Our actuaries rely heavily on historical loss experience when determining loss and loss adjustment expense reserve levels on the assumption that past loss experience is a good indicator of future loss experience. When necessary, and as new experience develops or new information becomes known, we revise our estimates accordingly.

          As of December 31, 2005, we had $221.4 million of gross loss and gross loss adjustment expense reserves, which represented our best estimate of ultimate losses and loss adjustment expenses. Our management believes the provision for unpaid losses and loss adjustment expenses is adequate to cover the ultimate net cost of losses and loss adjustment expenses incurred to date.

          An analysis of our losses and loss adjustment expenses for December 31, 2005, 2004 and 2003 is summarized in the following table:

	Years Ended December 31,

	2005	2004	2003

		(in thousands)
Balance as of beginning of year	$222,326	$202,296	$157,416
Less: Reinsurance recoverable	116,906	113,286	75,136

Net balance as of beginning of year	105,420	89,010	82,280

Incurred related to:
Current period	394,597	216,845	190,356
Prior periods	9	2,513	9,314

Total incurred	394,606	219,358	199,670

Paid related to:
Current period	259,887	135,508	117,451
Prior periods	42,736	67,440	75,489

Total paid	302,623	202,948	192,940

Net balance as of December 31	197,403	105,420	89,010
Plus: Reinsurance recoverable	24,042	116,906	113,286

Balance as of December 31	$221,445	$222,326	$202,296

          The following table presents the development of our loss and loss adjustment expense reserves, net of reinsurance, for the calendar years 1995 through 2005 (in thousands of dollars).

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

As Originally Estimated:	26,902	21,013	26,593	59,472	44,174	51,349	39,089	82,280	89,010	105,420	197,403
As Re-estimated as of December 31, 2005:	30,367	25,983	39,290	57,753	54,622	84,934	79,863	106,627	101,373	105,429

Liability Re-estimated as of:
One Year Later	27,063	24,630	44,295	55,640	50,502	68,002	67,274	91,594	91,523	105,429
Two Years Later	29,574	28,169	38,239	55,977	51,667	80,655	75,203	102,382	101,373
Three Years Later	31,326	25,520	38,368	56,602	52,928	83,277	78,113	106,627
Four Years Later	30,106	25,662	38,943	56,950	53,805	84,260	79,863
Five Years Later	30,108	26,089	39,029	57,161	54,438	84,934
Six Years Later	30,473	26,005	39,051	57,634	54,622
Seven Years Later	30,440	25,923	39,183	57,753
Eight Years Later	30,324	25,971	39,290
Nine Years Later	30,380	25,983
Ten Years Later	30,367

Cumulative Deficiency (Redundancy)	3,465	4,970	12,697	(1,719)	10,448	33,585	40,774	24,347	12,363	9

Cumulative Amounts Paid as of :
One Year Later	19,823	18,069	27,371	51,201	43,231	61,891	50,870	75,489	67,411	42,736
Two Years Later	26,741	23,520	36,674	56,448	50,016	75,642	71,619	94,793	85,226
Three Years Later	28,904	25,189	38,320	57,101	51,839	81,953	75,777	103,431
Four Years Later	29,834	25,653	38,808	57,046	52,693	83,591	78,725
Five Years Later	30,130	25,850	38,945	57,185	54,344	84,369
Six Years Later	30,351	25,872	38,969	57,610	54,556
Seven Years Later	30,345	25,866	39,190	57,719
Eight Years Later	30,340	25,970	39,290
Nine Years Later	30,379	25,983
Ten Years Later	30,367

Net Loss and Loss Adjustment Expense Liability as a Percentage of Initially Estimated Liability

Liability Re-estimated as of:	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

One Year Later	101%	117%	167%	94%	114%	132%	172%	111%	103%	100%
Two Years Later	110%	134%	144%	94%	117%	157%	192%	124%	114%
Three Years Later	116%	121%	144%	95%	120%	162%	200%	130%
Four Years Later	112%	122%	146%	96%	122%	164%	204%
Five Years Later	112%	124%	147%	96%	123%	165%
Six Years Later	113%	124%	147%	97%	124%
Seven Years Later	113%	123%	147%	97%
Eight Years Later	113%	124%	148%
Nine Years Later	113%	124%
Ten Years Later	113%

Cumulative Deficiency (Redundancy)	13%	24%	48%	-3%	24%	65%	104%	30%	14%	0%

Paid as a Percentage of Initially Estimated Liability

Cumulative Amounts Paid as of:
One Year Later	74%	86%	103%	86%	98%	121%	130%	92%	76%	41%
Two Years Later	99%	112%	138%	95%	113%	147%	183%	115%	96%
Three Years Later	107%	120%	144%	96%	117%	160%	194%	126%
Four Years Later	111%	122%	146%	96%	119%	163%	201%
Five Years Later	112%	123%	146%	96%	123%	164%
Six Years Later	113%	123%	147%	97%	124%
Seven Years Later	113%	123%	147%	97%
Eight Years Later	113%	124%	148%
Nine Years Later	113%	124%
Ten Years Later	113%

          In 2005, we experienced no development on loss and loss adjustment expense reserves established at December 31, 2004. Our re-estimated loss for the 2004 accident year declined and our re-estimated losses for 2003 and prior accident years increased by a similar amount. The decline for the 2004 accident year was driven by lower than expected claim frequency (number of losses relative to the number of insured vehicles). The increase for 2003 and prior accident years was driven by a variety of factors, the most important being higher than expected loss severity (dollars of loss per claim) on older claims.

          The unfavorable development in our reserves for losses and loss adjustment expenses for the 1999 to 2002 years is due to a number of factors. A reorganization of the claims department in 2000 resulted in an unanticipated increase in the average cost per closed claim and the number of claims primarily in California and Florida in 2000, 2001 and 2002. In addition, rate reductions in California between June 1998 and July 1999 and a poorly structured and priced product in Texas that we began offering in the first quarter of 1999 and discontinued in August 2002 also led to unfavorable development in reserves for unpaid losses and loss adjustment expenses.

          In April 2003, we started tracking the emergence of all loss statistics by state, program, coverage and accident quarter on a daily basis. Our actuaries analyze these statistics using a web-based interface that compares the actual emergence of loss related statistics to amounts expected to emerge given the assumptions made in the previous quarter’s loss and loss adjustment expense reserve review. We use detailed mathematical models we constantly refine to reduce the variability of our estimates of loss and loss adjustment expense reserves. Additionally, in August 2003, we deployed an Oracle-based data warehouse, which produces fully developed loss ratios by each premium rate variable used to determine the premium charged. In addition to the sophistication with which we price our products, this data warehouse also improves the ability of our actuaries to analyze loss emergence relative to their initial pricing and product design assumptions. Our actuarial department reviews the results of numerous different estimation methods, including paid loss data, incurred loss data, and frequency and severity, to determine the best estimate of incurred losses including both loss and loss adjustment expense reserves. If there is a significant variation in the results generated by the different actuarial methodologies, our actuaries further analyze the data using additional techniques, such as analyzing individual claims to determine which method has the greatest credibility in order to establish their best estimate.

          We believe the liabilities that we have currently recorded for losses and loss adjustment expenses are adequate to cover the ultimate net cost of losses and loss adjustment expenses incurred to date.

          The following table is a reconciliation of our net liability to our gross liability for losses and loss adjustment expenses (in thousands).

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

As Originally Estimated:

Net Liability	26,902	21,013	26,593	59,472	44,174	51,349	39,089	82,280	89,010	105,420	197,403
Add Reinsurance Recoverables	21,635	20,541	33,762	12,795	20,827	30,132	66,904	75,136	113,286	116,906	24,042

Gross Liability	48,537	41,554	60,355	72,267	65,001	81,481	105,993	157,416	202,296	222,326	221,445

As Re-estimated as of December 31, 2005:

Net Liability	30,367	25,983	39,290	57,753	54,622	84,934	79,863	106,627	101,373	105,429
Add Reinsurance Recoverables	21,093	23,279	22,764	10,174	21,812	39,009	65,886	83,324	113,713	118,059

Gross Liability	51,460	49,262	62,054	67,927	76,434	123,943	145,749	189,951	215,086	223,488

Gross Cumulative Deficiency (Redundancy)	2,923	7,708	1,699	(4,340)	11,433	42,462	39,756	32,535	12,790	1,162

Gross Cumulative Deficiency (Redundancy) as a Percent of Originally Estimated Gross Liability	6%	19%	3%	-6%	18%	52%	38%	21%	6%	1%

EXHIBIT B

MD&A Loss Reserves Disclosure

          Estimation of Unpaid Losses and Loss Adjustment Expenses. Our actuarial staff reviews our insurance subsidiaries’ loss and loss adjustment expense reserves. When estimating our liability for losses and loss adjustment expenses under the terms of our insurance policies, we rely heavily on our historical loss and loss adjustment expense experience. We periodically adjust our loss and loss adjustment expense reserves for changes in product mix, underwriting standards and rules, loss cost trends and other factors. We also incorporate into our analyses factors such as the rate of inflation, claims settlement patterns and legislative activities and litigation trends that may impact our loss and loss adjustment expense reserves. As our experience develops or we learn additional information, we increase or decrease our loss and loss adjustment expense reserve levels, as necessary. These changes to our loss and loss adjustment expense reserves are reflected in our results of operations in the period in which our estimates change. Ultimately, our actual losses and loss adjustment expenses may differ materially from the estimates we have recorded.

          At each financial reporting date, we record our best estimate, which is a point estimate, of loss and loss adjustment expense reserves, gross and net of reinsurance. In selecting the best estimate, we utilize up to 15 different actuarial methodologies. Each of these methodologies is designed to forecast the number of claims we will be called upon to pay and the amounts we will pay on average to settle those claims. In arriving at our best estimate, our actuaries consider the likely predictive value of the various loss development methodologies employed in light of underwriting practices, premium rate changes and claim settlement practices that may have occurred, and weight the credibility of each methodology. Our actuarial methodologies take into account various factors, including, but not limited to, paid losses, liability estimates for reported losses, paid allocated loss adjustment expenses, salvage and other recoveries received, reported claim counts, open claim counts and counts for claims closed with and without payment of loss.

          In establishing our best estimate of unpaid losses and loss adjustment expenses, we determine the number of claims that have been reported as of the financial reporting date and make an estimate of claims that have been incurred but not yet reported to us as of that date. Because our evaluations are based upon historical patterns, if the rate of claims reported to us or paid by us differs from our historical patterns, our evaluations may underestimate the number of claims that will ultimately be paid, and therefore, the amount of unpaid losses and loss adjustment expenses recorded for the period.

          For the year ended December 31, 2005, we experienced an insignificant amount of adverse development on loss and loss adjustment expense reserves related to prior years compared to $2.5 million of adverse development during the year ended December 31, 2004.

B-1

          If our estimate of gross unpaid losses and loss adjustment expenses of $221.4 million at December 31, 2005 decreases or increases in 2006 by one percent, our net income or loss for 2005 would decrease or increase by $1.4 million after tax (assuming an effective tax rate of 35.17%). If the increase were to be wholly or partly caused by gross losses ceded to the MCCA state reinsurance facility, the impact on net income would be reduced because the covered portion of the loss would be ceded to the MCCA.

B-2